December 21, 2023

Via EDGAR

United States Securities and Exchange Commission,
 Division of Corporation Finance, Office of Energy and Transportation,
100 F. Street, N.E.,
Washington, D.C. 20549,
United States.

Re:	Toro Corp.
Registration Statement on Form F-3
Filed November 13, 2023
File No. 333-275478

Ladies and Gentlemen:

On behalf of our client, Toro Corp. (referred to herein as “Toro” or the “Company”), we set forth the Company’s responses to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 6, 2023 (the “Comment Letter”) related to the above-referenced Registration Statement on Form F-3 (the “Registration Statement”).

The headings and numbered items of this letter correspond to those in the Comment Letter.  For your convenience, the comment from the Comment Letter is restated in bold type prior to the Company’s response.  The page numbers in the Company’s responses refer to the page numbers in the Registration Statement.  Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

The responses to the Staff’s comment set forth below is the response of Toro, and we are providing it to you on its behalf.

General

1.
We note you are registering 8,500,000 common shares held by Pani Corp., a corporation controlled by your Chairman and Chief Executive Officer. Given the nature of the offering, including Mr. Panagiotidis’ beneficial ownership and the size of the offering relative to the number of outstanding shares held by non-affiliates as disclosed in the prospectus, please provide us with an analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i) as opposed to an indirect primary offering and that Pani Corp. is not a statutory underwriter. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretations Question 612.09. In addition, to the extent this transaction is an indirect primary offering, please tell us why you believe you are eligible to register this transaction as a primary offering on Form F-3.

United States Securities and Exchange Commission, Division of Corporation Finance, Office of Energy and Transportation	-2-
Response:  The Company acknowledges the Staff’s comment and, for the reasons set forth below, respectfully submits that the proposed resale from time to time in one or more offerings (collectively, the “Resales”) of up to 8,500,000 of the Company’s common shares (such shares, the “Resale Shares”) by the Selling Shareholder as contemplated in the Registration Statement is not an indirect primary offering and is appropriately characterized as a secondary offering under Rule 415(a)(1)(i) promulgated under the Securities Act.

In making this determination, the Company has considered the totality of the currently available facts and circumstances of the Resale, as well as the six factors enumerated in Compliance and Disclosure Interpretation Question 612.09 (“C&DI 612.09”) as relevant to determining whether a purported secondary offering is really a primary offering. The Company’s analysis of such facts and factors is set forth below.

Factor 1: How Long the Selling Shareholder Has Held the Shares

The Selling Shareholder has held the Resale Shares for nearly eight months, having purchased the Resale Shares at a purchase price of $2.29 per share from the Company pursuant to a subscription agreement dated April 17, 2023 (the “Subscription Agreement”). In such Subscription Agreement, the Selling Shareholder (i) agreed to a 180 day lockup period, during which it could not without the Company’s prior written consent directly or indirectly dispose of or transfer the economic consequences of ownership of any of the Resale Shares and (ii) made customary investment and private placement representations to the Company, including that it was acquiring the shares for an investment purpose and able to bear the economic risk of an investment in the Resale Shares for an indefinite period of time. The foregoing facts strongly weigh towards the conclusion that the Selling Shareholder acquired the securities for investment purposes, rather than with an intent to distribute the Resale Shares on behalf of the Company or to otherwise act as a statutory underwriter.

Factor 2: Circumstances under which the Selling Shareholder Acquired the Shares

As noted above, the Selling Shareholder acquired the Resale Shares pursuant to the Subscription Agreement and such Resale Shares were issued in a private placement exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) of such Act.

United States Securities and Exchange Commission, Division of Corporation Finance, Office of Energy and Transportation	-3-
The transaction by which the Selling Shareholder acquired the Resale Shares and the terms of Subscription Agreement were approved by the Board of Directors of the Company (the “Board”) consisting of its independent and disinterested directors, following their negotiation and recommendation by a special committee of the independent and disinterested directors of the Board (the “Special Committee”). The Special Committee was advised by independent legal and financial advisors in its negotiation and recommendation of the transaction. Mr. Panagiotidis recused himself from consideration and negotiation of the transaction and the Subscription Agreement in light of the potential conflicts of interest presented by the transaction. The usage of independent advisors and establishment of the Special Committee aimed to ensure that the transaction by which the Selling Shareholder acquired the Resale Shares was evaluated in an impartial manner and negotiated on an arm’s-length basis. The circumstances in which the Selling Shareholder acquired the Resale Shares do not suggest that the Selling Shareholder has been or is acting as conduit for the Company to effect a primary offering and instead suggest that the Company and the Selling Shareholder function independently of one another, despite being under the common control of Mr. Petros Panagiotidis.

Factor 3: The Selling Shareholder’s Relationship to the Company

The Company does not have any contractual or legal relationship (including, without limitation, any underwriting relationship) that would allow it to control the timing, nature or amount of any secondary sale(s) of the Resale Shares by the Selling Shareholder if the Registration Statement is declared effective. Rather, as indicated on the cover of the prospectus forming a part of the Registration Statement, the timing and amount of any sale is within the sole discretion of the Selling Shareholder and the Selling Shareholder will bear the cost of any underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of the Resale Shares. The Company will not receive any proceeds from the sale of the Resale Shares pursuant to the Registration Statement if declared effective.

Absent a contractual obligation contained in the Subscription Agreement, the Company would not be filing the Registration Statement. As noted on page 11, the Company filed the Registration Statement upon the exercise of customary registration rights granted to the Selling Shareholder with respect to the Resale Shares. To the Company’s understanding, such customary registration rights were sought by the Selling Shareholder for a variety of business reasons and were negotiated for on an arm’s-length basis with the Special Committee and its independent legal and financial advisors. Viewed in context, such customary registration rights are not indicative of any desire of the Selling Shareholder to sell or distribute the Shares on behalf of the Company, or at all, and were not granted by the Company for the purpose of conducting an indirect primary offering.

Further, the Selling Shareholder has not at any time entered into any underwriting relationships or arrangements with the Company, nor received any commission or other payment from the Company in connection with the resale of any of its securities.

United States Securities and Exchange Commission, Division of Corporation Finance, Office of Energy and Transportation	-4-
The foregoing circumstances are distinct from and not characteristic of those involving a primary offering by or on behalf of the Company.

Factor 4: The Amount of Shares Involved

The Company is seeking to register 8,500,000 Resale Shares, which is approximately 44.3% of the Company’s 19,201,009 common shares outstanding as of November 9, 2023. The Resale Shares represent less than 0.25% of the Company’s authorized capital stock of common shares (3,900,000,000).

Regardless of percentage, it is important to note that the amount being registered is only one factor cited in C&DI 612.09, and is not decisive. Moreover, the Company has reviewed various historical guidance from the Staff, including Compliance and Disclosure Interpretation Question 612.12, which states, “[a] controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).” This historical guidance by the Staff illustrates that a single, large selling shareholder can effect a valid secondary offering, even where such selling shareholder’s ownership percentage in the issuer is well in excess of the approximately 44.3% represented by the Resale Shares.

We also submit that emphasis solely on the number of shares being registered in relation to the shares outstanding or the public float can severely limit a smaller public company’s financing alternatives, which are generally few. The Staff has acknowledged these potential limitations by accepting as valid many secondary offerings where a significant number of shares are being registered but the facts do not otherwise demonstrate that the selling shareholder is acting as a conduit for the issuer to effect a primary offering.

Factor 5: Whether the Selling Shareholder is in the Business of Underwriting Securities

To the Company’s knowledge, the Selling Shareholder is not, nor has it ever been, in the business of underwriting securities. Additionally, the issuance of Resale Shares was neither conditioned on the prior effectiveness of the Registration Statement nor otherwise conditioned on the Selling Shareholder’s ability to resell the Resale Shares.

In prior no-action letters, the Staff has noted that determination of “underwriter” status depends on all of the facts and circumstances surrounding a particular transaction. Indeed, pursuant to the Subscription Agreement, the Selling Shareholder represented and warranted that it was acquiring the securities for the purpose of investment and not with a view towards the sale or distribution thereof within the meaning of the Securities Act. There is no evidence to suggest that any of those representations were false.

United States Securities and Exchange Commission, Division of Corporation Finance, Office of Energy and Transportation	-5-
Factor 6: Whether under all the Circumstances it Appears that the Selling Shareholder is Acting as a Conduit for the Company

Based on the foregoing analysis, the Company respectfully submits that the facts support the determination that the Selling Shareholder is not acting as a conduit for the Company. As discussed herein, the Selling Shareholder acquired such securities in a bona fide private placement transaction pursuant to Section 4(a)(2) under the Securities Act, in which it made typical investment and private placement representations to the Company. Such transaction was negotiated by the Special Committee with the advice of independent legal and financial advisors and approved by the disinterested and independent members of the Board. The Selling Shareholder has held the Resale Shares for almost eight months as of the date hereof and during such time period has borne the full economic risk of ownership of the Resale Shares. Since acquiring the Resale Shares, the Selling Shareholder has not acted on behalf of the Company with respect to the Resale Shares, nor would it do so in respect of the Resales if the Registration Statement is declared effective. For the reasons described above, the Company respectfully submits to the Staff that the proposed Resales as contemplated by the Registration Statement is appropriately characterized as a secondary offering under Rule 415(a)(1)(i) and is not an indirect primary offering, and that the Selling Shareholder is not in these circumstances a statutory underwriter.

* * * * *

United States Securities and Exchange Commission, Division of Corporation Finance, Office of Energy and Transportation	-6-
If you have additional questions or comments, or require any additional information with respect to the registration statement or this letter, please do not hesitate to contact me at +44 20 7959 8470 or andronikosn@sullcrom.com or Abigail M. Yevnin at +44 20 7959 8408 or yevnina@sullcrom.com.

Very truly yours,

/s/ Nikolaos G. Andronikos

Nikolaos G. Andronikos

CC:	Anuja A. Majmudar
Karina Dorin
(Securities and Exchange Commission)

Petros Panagiotidis
Ioannis Lazaridis
(Toro Corp.)

Abigail M. Yevnin
(Sullivan & Cromwell LLP)